TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES RECEIVES PROGRESS REPORT FOR ORE RESERVE

ESTIMATION, ON THE GIL JOINT VENTURE GOLD PROPERTY, FAIRBANKS,

ALASKA

For  Immediate  Release:  November  15,  2010.  Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX  Venture

Exchange: TRC.V, OTCBB: TRYLF) is pleased to announce the following progress report, on Phase 2, of the Gil/JV investigation that is currently underway at the Colorado School of Mines.

Please see the attached link http://www.terylresources.com/pdf/markfinalreport.pdf for an interim report.

The  progress  report  lists  the  methods  and  work  conducted  by  Will  Robinson  during  the  months  of

September - October, 2010.  Work conducted can be summarized as follows:

-    Construction of a Project File (.dg1 file) in Vulcan

-    Importing Digital Elevation Model (DEM) for Gil Study Area

-    Construction of COLLAR, ASSAY, and SURVEY .csv files

-    Construction and validation of Design Database in Vulcan (dhd.gil.isis)

-    Plotting drill holes in Vulcan

-    Created 3D solid for Main Gil orebody

The following list summarizes the remaining objectives for completing the ore reserve estimation:

-    Composite the assay data in Vulcan using a 35-foot Run Length compositing method

-    Decluster the composited assay data using MSLIB (free software provided by CSM)

-    Run Exploratory Data Analysis (EDA) on the declustered assay data



Log-Probability plot



Histogram



Mean, StDev, Coefficient of Variation

-    Run variograms on the assay data and model the variograms

-    Build the block model

-    Run the kriging estimate

-    Run cross validation

-    Summarize the resources

John Robertson, President of Teryl Resources Corp., states, "Upon completion of the reserve estimate on the Gil joint venture, the Company will be able to better evaluate any potential buyout of its 20% of the Gil joint venture and/or estimate the value of the 20% interest for the shareholders."

Qualified Person

Mark  S.  Robinson,  P.  Geo.,  State  of  Alaska  Licensed  Geologist  No.  247  of  Wrangell,  Alaska,  who  is

independent   of   the   Company   as   defined   in   NI43-101.     Mark   Robinson   is   a   Certified   Professional

Geologist  (CPG)  6414  with  the  American  Institute  of  Professional  Geologists  (AIPG).   Other  professional

societies  and  certifications  include:  Society  of  Economic  Geologists  (SEG)  fellow  since  1985;  American

Geological  Institute  (AGI);  and  Alaska  Miners  Association  (AMA).   Mark  Robinson  is  a  Qualified  Person

as  defined  in  NI  43-101  and  also  qualifies  under  the  rules  stated  by  the  U.S.  Securities  and  Exchange

Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT TERYL RESOURCES

To date, a total of US$9,000,000 has been expended by the joint venture partners, with Teryl and Kinross accounting for 20% and 80%, respectively, of total expenditures.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE: KGC) (80% Kinross/20% Teryl). To date USD $9 million has been expended on exploration by

Kinross and Teryl on the Gil joint venture claims. A USD$1.5 million budget has been approved for 2010.

The Company’s other Alaska holdings also include the Fish Creek Claims, 50% optioned from Linux Gold

Corp. (OTC BB: LNXGF); the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross;

and a 100%-interest in the West Ridge property. For further information visit the Company’s website at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

http://www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,

certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place  undue  reliance  on  any  such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties;

financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Teryl,  and  changes  in  how  they  are  interpreted  and

enforced,    delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the

United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as  amended  (the  “U.S.

Securities  Act”)  or  any  state  securities  laws  and  may  not  be  offered  or  sold  within  the  United  States  or  to  U.S.  Persons  unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX  Venture

Exchange) accepts responsibility for the adequacy or accuracy of this release.